

Media Contact:
Mike Barone
713-275-8243
mbarone@greenbank.com

Investor Relations:
713-275-8220
investors@greenbank.com

PRESS RELEASE
FOR IMMEDIATE RELEASE

Green Bancorp, Inc. Reports Second Quarter 2015 Earnings

<u>**2015 Second Quarter Highlights**</u>

- **Second quarter 2015 earnings per share (diluted) was $0.16 and excluding one-time acquisition expenses would have been $0.20**

- **Net income was $4.1 million which represents a 0.73% return on average assets, and would have been $5.4 million excluding one-time acquisition expenses**

- **Nonperforming assets remain low, decreasing to 0.47% of second quarter 2015 total assets compared to 1.03% for the second quarter 2014**

- **Loans increased $83.9 million or 4.6% to $1.9 billion compared with March 31, 2015**

- **Deposits increased $92.7 million or 4.8% to $2.0 billion compared with March 31, 2015**

- **Entered into a definitive agreement and plan of merger with Patriot Bancshares, Inc.**

Houston, TX – July 28, 2015 – Green Bancorp, Inc. (NASDAQ: GNBC), the bank holding company that operates Green Bank, N.A., today announced results for its second quarter and six months ended June 30, 2015. The Company reported net income for the quarter of $4.1 million, or $0.16 per diluted common share, compared to net income of $4.7 million or $0.22 per diluted common share reported for the same period in 2014. Excluding one-time acquisition expenses, net income for the second quarter 2015 would have been $5.4 million or $0.20 per diluted common share, compared to $5.0 million or $0.24 per diluted common share reported for the same period in 2014.

Manny Mehos, Chairman and Chief Executive Officer of Green Bancorp said, "I am pleased with our performance this quarter as we continue to execute on our strategic plan of building Green Bank into a premier middle market Texas bank through both organic growth and disciplined, strategic acquisitions. Furthermore, I believe our strong quarterly results demonstrate the vibrancy, resiliency, and diversity of the Texas economy."

Mr. Mehos continued, "Our recently announced agreement with Patriot Bancshares is a significant milestone for our company and our employees. Upon closing, Green Bank will have approximately $3.6 billion in assets, making us the 15th largest bank headquartered in Texas. The increased scale in our core markets will better position Green Bank to increase market share and grow organically while offering strong earnings accretion."

Geoff Greenwade, President of Green Bancorp and Chief Executive of Green Bank remarked, "Our second quarter results highlight the solid execution by our bankers as we delivered both strong loan and deposit growth. Our credit metrics continued to show good improvement and economic activity remains healthy. Given the positive momentum in our business, we remain confident that we are well positioned to meet our growth expectations for the year."

Results of operations for the quarter ended June 30, 2015

Net income for the quarter ended June 30, 2015 was $4.1 million, compared with $4.7 million for the same period in 2014. Net income per diluted common share was $0.16 for the quarter ended June 30, 2015, compared with $0.22 for the same period in 2014. The decrease in net income was principally due to the $1.3 million, net of tax, of one-time acquisition expenses. Excluding the after-tax impact of the one-time acquisition expenses, net income for the quarter would have increased to $5.4 million, or $0.20 per diluted common share. Returns on average assets and average common equity, each on an annualized basis, for the three months ended June 30, 2015 were 0.73% and 5.60%, respectively. Green Bancorp's efficiency ratio, which represents noninterest expense divided by the sum of net interest income and noninterest income, was 69.43% for the three months ended June 30, 2015. Excluding the impact of one-time acquisition expenses, returns on average assets and average common equity, each on an annualized basis, would have been 0.96% and 7.36%, respectively, and the efficiency ratio would have been 61.07% for the three months ended June 30, 2015.

Net interest income before provision for loan losses for the quarter ended June 30, 2015, was $20.9 million, an increase of $4.2 million, or 25.2%, compared with $16.7 million during the same period in 2014. The increase was primarily due to a 29.5% increase in average loan volume largely driven by the SharePlus acquisition and organic loan growth, somewhat offset by a 23 basis point decrease in the average loan yield. The net interest margin for the quarter ended June 30, 2015 decreased to 3.84%, compared with 3.87% for the same period in 2014 and decreased from 3.93% for the quarter ended March 31, 2015. Average noninterest-bearing deposits for the quarter ended June 30, 2015 were $491.3 million, an increase of $173.2 million compared with the same period in 2014, and an increase of $60.8 million compared to the quarter ended March 31, 2015. Average shareholders' equity for the quarter ended June 30, 2015 was $296.3 million, an increase of $90.7 million compared with the same period in 2014, and an increase of $4.6 million compared to the quarter ended March 31, 2015. Net interest income before provision for loan losses during the quarter ended June 30, 2015 increased 2.0% or $407 thousand, compared with $20.5 million for the quarter ended March 31, 2015, primarily due to an 2.8% increase in average loan volume.

Noninterest income for the quarter ended June 30, 2015 was $3.0 million, an increase of $1.0 million, or 49.4%, compared with $2.0 million for the same period in 2014. This increase was primarily due to the acquired SharePlus operations and continued growth in government guaranteed loan sales and servicing income. When comparing the quarter ended June 30, 2015 to the quarter ended March 31, 2015, noninterest income increased $870 thousand, or 41.7%, from $2.1 million primarily due to a $315 thousand, or 48.8%, increase in gain on sale of the government guaranteed portion of certain loans and a $300 thousand, or 80.9%, increase in loan fees, principally related to loan prepayments.

Noninterest expense for the quarter ended June 30, 2015 was $16.6 million, an increase of $5.2 million, or 45.5%, compared with $11.4 million for the same period in 2014. The increase was primarily due to the $2.0 million of one-time acquisition expenses principally related to the pending merger with Patriot Bancshares, Inc.; a $1.7 million increase in salaries and employee benefits resulting from increased staffing principally due to the SharePlus acquisition, increased compensation due to our portfolio banker compensation program and general merit compensation increases; and smaller increases in various expenses due primarily to the SharePlus acquisition and public company activity. When comparing the quarter ended June 30, 2015 to the quarter ended March 31, 2015, noninterest expense increased 20.5%, or $2.8 million, from $13.8 million, primarily due to the $2.0 million of one-time acquisition expenses and $375 thousand write-down of other real estate owned.

Loans at June 30, 2015 were $1.9 billion, an increase of $461.0 million, or 32.2%, compared with $1.4 billion at June 30, 2014, primarily due to the SharePlus acquisition, continued opportunities for our portfolio bankers to generate new loans and expand existing relationships within our target markets, and increased mortgage warehouse volume. Loans at June 30, 2015 increased $83.9 million, or 4.6%, from March 31, 2015 due to increased mortgage warehouse volume and continued marketing activity of our portfolio bankers within our target markets. Average loans held for investment increased 29.4% or $416.5 million to $1.8 billion for the quarter ended June 30, 2015, compared with $1.4 billion for the same period in 2014. Average loans held for investment for the quarter ended June 30, 2015 increased 2.8% or $49.8 million from the quarter ended March 31, 2015.

Deposits at June 30, 2015 were $2.0 billion, an increase of $490.0 million, or 31.9%, compared to June 30, 2014, primarily due to $234.1 million related to the SharePlus acquisition and $227.8 million increase in our commercial deposits. Deposits at June 30, 2015 increased $92.7 million or 4.8% from March 31, 2015 due primarily to commercial deposit balance growth which included a temporary balance increase of approximately $95 million related to a title company relationship. Noninterest-bearing deposits at June 30, 2015 were $604.1 million, an increase of $261.5 million, or 76.3%, compared to June 30, 2014 and an increase of $145.0 million, or 31.6%, compared to March 31, 2015. Average deposits increased 27.4% or $414.5 million to $1.9 billion for the quarter ended June 30, 2015, compared with the same period of 2014. Average deposits for the quarter ended June 30, 2015 increased 3.8% or $70.6 million compared with the quarter ended March 31, 2015.

Results of operations for the six months ended June 30, 2015

Net income for the six months ended June 30, 2015 was $8.8 million, compared with $8.2 million for the same period in 2014. Net income per diluted common share was $0.33 for the six months ended June 30, 2015, compared with $0.39 for the same period in 2014. The increase in net income was principally due to increased interest income resulting from growth in loans partially due to the SharePlus acquisition. Other factors also contributed to the increase, including an increase in noninterest income and a decrease in interest expense, offset by increases in noninterest expense, provision for loan losses and provision for income taxes. Returns on average assets and average common equity, each on an annualized basis, for the six months ended June 30, 2015 were 0.79% and 6.03%, respectively. Green Bancorp's efficiency ratio was 65.26% for the six months ended June 30, 2015.

Net interest income before provision for loan losses for the six months ended June 30, 2015, was $41.4 million an increase of $9.1 million, or 28.0%, compared with $32.4 million during the same period in 2014. The increase was primarily due to a 29.7% increase in average loan volume, partially offset by a 16 basis point decrease in loan yields. The net interest margin for the six months ended June 30, 2015 increased to 3.88%, compared with 3.84% for the same period in 2014. Average noninterest-bearing deposits for the six months ended June 30, 2015 were $461.1 million, an increase of $164.2 million compared with the same period in 2014. Average shareholders' equity for the six months ended June 30, 2015 was $294.0 million, an increase of $90.7 million compared with the same period in 2014.

Noninterest income for six months ended June 30, 2015 was $5.0 million, an increase of $1.5 million, or 40.6%, compared with $3.6 million for the same period in 2014. This increase was primarily due to a $615 thousand increase in customer service fees, a $382 thousand increase in gain on sale of the guaranteed portion of certain loans, and the $232 thousand in gain on sale of held for sale loans.

Noninterest expense for the six months ended June 30, 2015, was $30.3 million, an increase of $8.3 million, or 37.9%, compared with $22.0 million for the same period in 2014. This increase was primarily due to a $3.6 million increase in salaries and employee benefits resulting from increased staffing principally due to the SharePlus acquisition, and from increased compensation due to our portfolio banker compensation program and general merit compensation increases, and the $2.2 million in one-time acquisition expenses. Additional factors contributing to the increase include other ongoing expenses related to the SharePlus acquisition and public company activity.

Average loans held for investment increased 29.6% or $412.9 million to $1.8 billion for six months ended June 30, 2015, compared with $1.4 billion for the same period in 2014. Average deposits increased 27.7% or $410.4 million to $1.9 billion for the six months ended June 30, 2015, compared with the same period of 2014.

Asset Quality

Nonperforming assets totaled $11.3 million or 0.47% of period end total assets at June 30, 2015, down from $18.6 million or 1.03% of period end total assets at June 30, 2014, and $14.2 million or 0.63% of period end total assets at March 31, 2015. Accruing loans classified as troubled debt restructures and included in the nonperforming asset totals were $681 thousand at June 30, 2015, compared with $4.0 million at June 30, 2014. The allowance for loan losses was 0.97% of total loans at June 30, 2015, compared with 1.10% of total loans at June 30, 2014 and 0.97% of total loans at March 31, 2015. The reduction in the percentage when compared to June 30, 2014 was largely due to acquired SharePlus loans which are accounted for under ASC 310-20 and ASC 310-30. At June 30, 2015, the Company's allowance for loans losses was 1.07% of total loans excluding acquired loans that are accounted for under ASC 310-20 and ASC 310-30. Further, the allowance for loan losses plus acquired loan net discount to total loans adjusted for acquired loan net discount was 1.11% as of June 30, 2015.

The Company recorded a provision for loan losses of $805 thousand for the quarter ended June 30, 2015, down from the $1.5 million provision for the loan losses recorded for the quarter ended March 31, 2015. The provision for loan losses was $2.3 million for six months ended June 30, 2015, compared with $1.2 million for the six months ended June 30, 2014.

Net charge offs were $55 thousand for the quarter ended June 30, 2015, compared with net recoveries of $432 thousand for the quarter ended March 31, 2015, and net recoveries of $586 thousand for the quarter ended June 30, 2014. Net recoveries were $377 thousand, or 0.02% of average loans outstanding, for six months ended June 30, 2015, compared with net charge offs of $1.9 million for the six months ended June 30, 2014.

Acquisition of SP Bancorp, Inc.

On October 17, 2014, Green Bancorp acquired SP Bancorp, Inc. ("SP Bancorp") and its wholly-owned subsidiary, SharePlus Bank ("SharePlus") headquartered in Plano, Texas. Pursuant to the terms of the merger agreement, we paid $46.4 million in cash for all outstanding shares of SP Bancorp capital stock, which resulted in goodwill of $14.5 million as of June 30, 2015. Additionally, we recognized $3.5 million of core deposit intangibles as of June 30, 2015. These goodwill and core deposit intangible balances as of June 30, 2015 do not include subsequent fair value adjustments that are still being finalized.

Merger with Patriot Bancshares, Inc.

As previously announced, Green Bancorp and Patriot Bancshares, Inc. ("Patriot Bancshares") entered into a definitive agreement and plan of merger on May 27, 2015. The merger agreement provides that Green Bancorp will issue at the closing up to 10,757,273 shares of Green Bancorp common stock to Patriot Bancshares shareholders in exchange for all outstanding Patriot Bancshares common shares as well as Patriot Bancshares' Series D and Series F preferred stock which will be converted to Patriot Bancshares common stock in advance of the closing. In addition, it is a condition to the completion of the merger that Patriot Bancshares' $27.3 million Series B and Series C preferred stock be redeemed prior to the closing.

As of June 30, 2015, Patriot Bancshares, on a consolidated basis, reported total assets of $1.4 billion, total loans of $1.0 billion, total deposits of $1.1 billion and total shareholders' equity of $123.8 million.

The transaction has been approved by the Boards of Directors of both companies, and is expected to close in the fourth calendar quarter of 2015. The transaction is subject to the requisite approval by each company's shareholders, as well as regulatory approval and other customary closing conditions. Certain shareholders of Green Bancorp and Patriot Bancshares have agreed to vote in favor of the transaction.

Non-GAAP Financial Measures

Green Bancorp's management uses certain non–GAAP (generally accepted accounting principles) financial measures to evaluate its performance. Specifically, Green Bancorp reviews tangible book value per common share, the tangible common equity to tangible assets ratio, allowance for loan losses to total loans excluding acquired loans, allowance for loan losses plus net discount on acquired loans to total loans adjusted for acquired loan net discount and selected metrics excluding one-time acquisition expenses. Green Bancorp has included in this Earnings Release information related to these non-GAAP financial measures for the applicable periods presented. Please refer to the "Notes to Financial Highlights" at the end of this Earnings Release for a reconciliation of these non-GAAP financial measures.

Capital Management

The Basel III Capital Rules adopted by the federal regulatory authorities in 2013 substantially revised the risk-based capital requirements applicable to Green Bancorp, Inc., and Green Bank, N.A. The Basel III Capital Rules became effective for Green Bancorp on January 1, 2015, subject to a phase-in period for certain provisions. Among other things, the Basel III Capital Rules introduced a new capital measure called "Common Equity Tier 1," which is a comparison of the sum of certain equity capital components to total risk-weighted assets, and revised the risk-weighting approach of the capital ratios with a more risk-sensitive approach that expanded the risk-weighting categories from the previous Basel I derived categories to a much larger and more risk-sensitive number of categories, depending on the nature of the assets.

Conference Call

As previously announced, Green Bancorp will hold a conference call today, July 28, 2015, to discuss its second quarter 2015 results at 5:00 p.m. (Eastern Time). The conference call can be accessed live over the phone by dialing 1-877-407-0789, or for international callers, 1-201-689-8562 and requesting to be joined to the Green Bancorp Second Quarter 2015 Earnings Conference Call. A replay will be available starting at 8:00 pm Eastern Time on July 28, 2015 and can be accessed by dialing 1-877-870-5176, or for international callers, 1-858-384-5517. The passcode for the replay is 1361448. The replay will be available until 11:59 pm Eastern Time on August 4, 2015.

Interested investors and other parties may also listen to a simultaneous webcast of the conference call by logging onto the investor relations section of the company's website at investors.greenbank.com. The online replay will remain available for a limited time beginning immediately following the call.

To learn more about Green Bancorp, please visit the Company's web site at www.greenbank.com. Green Bancorp uses its web site as a channel of distribution for material Company information. Financial and other material information regarding Green Bancorp is routinely posted on the Company's web site and is readily accessible.

About Green Bancorp, Inc.

Headquartered in Houston, Texas, Green Bancorp, Inc. is a bank holding company that operates Green Bank, N.A., in Houston, Dallas and Austin. Commercial-focused, Green Bank is a nationally chartered bank regulated by the Office of the Comptroller of the Currency, a division of the Department of the Treasury of the United States.

Forward Looking Statement

The information presented herein and in other documents filed with or furnished to the Securities and Exchange Commission (the "SEC"), in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Green Bancorp's and Patriot Bancshares' expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as "believe," "expect," "anticipate," "intend," "target," "estimate," "continue," "positions," "prospects" or "potential," by future conditional verbs such as "will," "would," "should," "could" or "may", or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date such statements are made. These statements may relate to future financial performance, strategic plans or objectives, revenues or earnings projections, or other financial information. By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements. Statements about the expected timing, completion and effects of the proposed transactions and all other statements in this release other than historical facts constitute forward-looking statements.

In addition to factors previously disclosed in Green Bancorp's reports filed with the SEC and those identified elsewhere in this communication, the following factors among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Green Bancorp's and Patriot Bancshares's shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Green Bancorp and Patriot Bancshares businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information About the Proposed Transaction and Where to Find It

This communication contains statements relating to the proposed merger transaction involving Green Bancorp and Patriot Bancshares. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. Investors and security holders are urged to carefully review and consider Green's public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements (including the joint proxy statement/prospectus on Form S-4 (File No.: 333-205495) (the "Joint Proxy Statement/Prospectus")), its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. The documents filed by Green with the SEC may be obtained free of charge at Green's investor relations website at investors.greenbank.com or at the SEC's website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from Green upon written request to Green Bancorp, Inc., Attn: Investor Relations, 4000 Greenbriar Street, Houston, TX 77098 or by calling (713) 275-8220.

In connection with the proposed transaction, Green Bancorp has filed the Joint Proxy Statement/Prospectus with the SEC which will include a joint proxy statement of Patriot Bancshares and Green Bancorp and a prospectus of Green Bancorp, and will file other documents regarding the proposed transaction with the SEC. **Before making any voting or investment decision, investors and security holders of Patriot Bancshares and Green Bancorp are urged to carefully read the entire Joint Proxy Statement/Prospectus, as well as any amendments or supplements to the Joint Proxy Statement/Prospectus filed with the SEC, because they will contain important information about the proposed transaction.** A definitive Joint Proxy Statement/Prospectus will be sent to the shareholders of each institution seeking the required shareholder approvals. Investors and security holders will be able to obtain the Joint Proxy Statement/Prospectus free of charge from the SEC's website or from Green Bancorp by writing to the address provided above.

Green Bancorp and Patriot Bancshares and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their shareholders in connection with the proposed transaction. Information about Green Bancorp's participants may be found in the definitive proxy statement of Green Bancorp relating to its 2015 Annual Meeting of Shareholders filed with the SEC on April 30, 2015. The definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants is included in the Joint Proxy Statement/Prospectus and will be included in other relevant documents regarding the proposed merger transaction filed with the SEC when they become available, copies of which may also be obtained free of charge from the sources indicated above.

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014
	(Dollars in thousands)				
Period End Balance Sheet Data:					
Cash and cash equivalents	$ 168,416	$ 129,108	$ 68,923	$ 71,547	$ 68,329
Securities	258,882	228,035	238,278	244,759	253,208
Other investments	10,831	10,000	11,365	11,006	8,865
Loans held for sale	1,287	939	573	-	-
Loans held for investment	1,894,742	1,810,842	1,799,155	1,504,998	1,433,702
Allowance for loan losses	(18,292)	(17,542)	(15,605)	(15,262)	(15,705)
Goodwill	30,129	30,129	30,129	15,672	15,672
Core deposit intangibles, net	3,852	4,000	4,148	800	862
Real estate acquired through foreclosure	4,488	4,863	4,863	4,863	4,863
Premises and equipment, net	24,773	24,817	25,200	21,080	21,326
Other assets	29,843	27,474	29,106	17,279	16,742
Total assets	$ 2,408,951	$ 2,252,665	$ 2,196,135	$ 1,876,742	$ 1,807,864
Noninterest-bearing deposits	$ 604,073	$ 459,100	$ 431,942	$ 393,567	$ 342,617
Interest-bearing transaction and savings deposits	758,123	809,300	777,431	638,917	613,954
Certificates and other time deposits	662,335	663,451	636,340	545,207	578,001
Total deposits	2,024,531	1,931,851	1,845,713	1,577,691	1,534,572
Securities sold under agreements to repurchase	9,858	13,012	4,605	4,391	5,617
Other borrowed funds	67,309	7,323	47,586	-	51,835
Other liabilities	8,601	6,709	9,826	8,696	7,088
Total liabilities	2,110,299	1,958,895	1,907,730	1,590,778	1,599,112
Shareholders' equity	298,652	293,770	288,405	285,964	208,752
Total liabilities and equity	$ 2,408,951	$ 2,252,665	$ 2,196,135	$ 1,876,742	$ 1,807,864

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

	For the Quarter Ended					For the Six Months Ended	
	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
	(Dollars in thousands)						
Income Statement Data:							
Interest income:							
Loans, including fees	$ 22,252	$ 21,659	$ 21,414	$ 18,745	$ 17,986	$ 43,911	$ 34,962
Securities	838	878	986	954	1,024	1,716	2,053
Other investments	113	110	111	82	81	223	159
Federal funds sold	-	-	-	-	-	-	-
Deposits in financial institutions	53	55	47	36	32	108	56
Total interest income	23,256	22,702	22,558	19,817	19,123	45,958	37,230
Interest expense:							
Transaction and savings deposits	695	682	684	657	621	1,377	1,198
Certificates and other time deposits	1,607	1,474	1,553	1,624	1,760	3,081	3,570
Other borrowed funds	31	30	38	24	36	61	80
Total interest expense	2,333	2,186	2,275	2,305	2,417	4,519	4,848
Net interest income	20,923	20,516	20,283	17,512	16,706	41,439	32,382
Provision for loan losses	805	1,505	1,250	220	-	2,310	1,223
Net interest income after provision for loan losses	20,118	19,011	19,033	17,292	16,706	39,129	31,159
Noninterest income:							
Customer service fees	917	863	796	694	634	1,780	1,165
Loan fees	671	371	483	422	462	1,042	1,012
Gain on sale of held for sale loans, net	157	75	28	-	-	232	-
Gain on sale of guaranteed portion of loans, net	960	645	594	1,050	793	1,605	1,223
Other	250	131	236	168	89	381	185
Total noninterest income	2,955	2,085	2,137	2,334	1,978	5,040	3,585
Noninterest expense:							
Salaries and employee benefits	8,878	8,757	8,891	8,131	7,149	17,635	14,080
Occupancy	1,562	1,460	1,585	1,138	1,172	3,022	2,305
Professional and regulatory fees	3,605	1,467	1,612	1,488	1,767	5,072	2,547
Data processing	583	644	4,173	403	389	1,227	777
Software license and maintenance	392	362	418	350	341	754	656
Marketing	152	148	95	191	196	300	368
Loan related	263	109	220	101	85	372	202
Real estate acquired by foreclosure, net	382	13	(30)	85	62	395	231
Other	761	796	916	673	235	1,557	827
Total noninterest expense	16,578	13,756	17,880	12,560	11,396	30,334	21,993
Income before income taxes	6,495	7,340	3,290	7,066	7,288	13,835	12,751
Provision for income taxes	2,357	2,691	1,243	2,533	2,614	5,048	4,589
Net income	$ 4,138	$ 4,649	$ 2,047	$ 4,533	$ 4,674	$ 8,787	$ 8,162

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

	As of and For the Quarter Ended					As of and For the Six Months Ended	
	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
	(In thousands, except per share data)						
Per Share Data (Common Stock):							
Basic earnings per common share	$ 0.16	$ 0.18	$ 0.08	$ 0.20	$ 0.22	$ 0.34	$ 0.39
Diluted earnings per share	0.16	0.18	0.08	0.20	0.22	0.33	0.39
Book value per common share	11.37	11.22	11.02	10.93	10.05	11.37	10.05
Tangible book value per common share [1]	10.08	9.92	9.71	10.30	9.25	10.08	9.25
Common Stock Data:							
Shares outstanding at period end	26,270	26,176	26,176	26,171	20,780	26,270	20,780
Weighted average basic shares outstanding for the period	26,199	26,176	26,171	22,714	20,780	26,186	20,778
Weighted average diluted shares outstanding for the period	26,518	26,359	26,592	23,102	20,936	26,445	20,921
Selected Performance Metrics:							
Return on average assets	0.73 %	0.85 %	0.38 %	0.98 %	1.05 %	0.79 %	0.94 %
Return on average equity	5.60	6.46	2.83	7.58	9.12	6.03	8.10
Efficiency ratio	69.43	60.86	79.75	63.29	60.99	65.26	61.15
Loans to deposits ratio	93.59	93.74	97.48	95.39	93.43	93.59	93.43
Noninterest expense to average assets	2.93	2.53	3.32	2.71	2.56	2.73	2.53
Capital Ratios:							
Average shareholders' equity to average total assets	13.0 %	13.2 %	13.4 %	12.9 %	11.5 %	13.1 %	11.6 %
Tier 1 capital to average assets (leverage)	12.2	12.0	12.1	14.7	10.4	12.2	10.4
Common equity tier 1 capital [2]	12.5	13.0	N/A	N/A	N/A	12.5	N/A
Tier 1 capital to risk-weighted assets	12.5	13.0	13.1	15.9	11.6	12.5	11.6
Total capital to risk-weighted assets	13.4	13.9	14.0	16.9	12.6	13.4	12.6
Tangible common equity to tangible assets [1]	11.1	11.7	11.8	14.5	10.7	11.1	10.7
Selected Other Metrics:							
Number of full time equivalent employees	266	267	272	219	216	266	216
Number of portfolio bankers	55	53	53	48	49	55	49
Period end actual loan portfolio average per portfolio banker	$ 33,191	$ 32,721	$ 31,500	$ 29,823	$ 27,741	$ 33,191	$ 27,741
Period end target loan portfolio average per portfolio banker	$ 47,348	$ 46,679	$ 44,698	$ 47,271	$ 47,633	$ 47,348	$ 47,633
Estimated remaining capacity to target loan portfolio size	29.90 %	29.90 %	29.53 %	36.91 %	41.76 %	29.90 %	41.76 %

[1] Refer to "Notes to Financial Highlights" at the end of this Earnings Release for a reconciliation of this non-GAAP financial measure.

[2] Common equity tier 1 capital ratio is a new ratio required under the Basel III Capital Rules effective January 1, 2015.

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

	For the Quarter Ended								
	June 30, 2015			March 31, 2015			June 30, 2014		
	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate
	(Dollars in thousands)								
Assets									
Interest-Earning Assets:									
Loans	$ 1,834,975	$ 22,252	4.86 %	$ 1,784,400	$ 21,659	4.92 %	$ 1,416,665	$ 17,986	5.09 %
Securities	263,900	838	1.27	235,946	878	1.51	256,584	1,024	1.60
Other investments	9,940	113	4.56	10,435	110	4.28	8,861	81	3.67
Federal funds sold	1,006	-	-	639	-	-	761	-	-
Interest earning deposits in financial institutions	75,836	53	0.28	86,536	55	0.26	46,730	32	0.27
Total interest-earning assets	2,185,657	23,256	4.27 %	2,117,956	22,702	4.35 %	1,729,601	19,123	4.43 %
Allowance for loan losses	(18,387)			(15,784)			(15,531)		
Noninterest-earning assets	106,027			105,697			69,897		
Total assets	$ 2,273,297			$ 2,207,869			$ 1,783,967		
Liabilities and Shareholders' Equity									
Interest-bearing liabilities:									
Interest-bearing demand and savings deposits	$ 775,043	$ 695	0.36 %	$ 788,020	$ 682	0.35 %	$ 613,561	$ 621	0.41 %
Certificates and other time deposits	662,109	1,607	0.97	639,300	1,474	0.94	582,354	1,760	1.21
Securities sold under agreements to repurchase	11,699	4	0.14	15,194	6	0.16	6,696	2	0.12
Other borrowed funds	29,230	27	0.37	35,540	24	0.27	51,565	34	0.26
Total interest-bearing liabilities	1,478,081	2,333	0.63 %	1,478,054	2,186	0.60 %	1,254,176	2,417	0.77 %
Noninterest-bearing liabilities:									
Noninterest-bearing demand deposits	491,305			430,542			318,056		
Other liabilities	7,652			7,599			6,168		
Total liabilities	1,977,038			1,916,195			1,578,400		
Shareholders' equity	296,259			291,674			205,567		
Total liabilities and shareholders' equity	$ 2,273,297			$ 2,207,869			$ 1,783,967		
Net interest rate spread			3.63 %			3.75 %			3.66 %
Net interest income and margin[1]		$ 20,923	3.84 %		$ 20,516	3.93 %		$ 16,706	3.87 %

[1] Net interest margin is equal to net interest income divided by interest-earning assets.

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

| | For the Six Months Ended June 30, | | | | | |
| | 2015 | | | 2014 | | |
	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate
			(Dollars in thousands)			
Assets						
Interest-Earning Assets:						
Loans	$ 1,809,827	$ 43,911	4.89 %	$ 1,395,565	$ 34,962	5.05 %
Securities	250,000	1,716	1.38	255,816	2,053	1.62
Other investments	10,186	223	4.41	8,940	159	3.59
Federal funds sold	824	-	-	679	-	-
Interest earning deposits in financial institutions	81,156	108	0.27	41,703	56	0.27
Total interest-earning assets	2,151,993	45,958	4.31 %	1,702,703	37,230	4.41 %
Allowance for loan losses	(17,093)			(16,158)		
Noninterest-earning assets	105,864			69,856		
Total assets	$ 2,240,764			$ 1,756,401		
Liabilities and Shareholders' Equity						
Interest-bearing liabilities:						
Interest-bearing demand and savings deposits	$ 781,495	$ 1,377	0.36 %	$ 608,634	$ 1,198	0.40 %
Certificates and other time deposits	650,768	3,081	0.95	577,399	3,570	1.25
Securities sold under agreements to repurchase	13,436	10	0.15	6,467	5	0.16
Other borrowed funds	32,368	51	0.32	57,916	75	0.26
Total interest-bearing liabilities	1,478,067	4,519	0.62 %	1,250,416	4,848	0.78 %
Noninterest-bearing liabilities:						
Noninterest-bearing demand deposits	461,091			296,937		
Other liabilities	7,627			5,743		
Total liabilities	1,946,785			1,553,096		
Shareholders' equity	293,979			203,305		
Total liabilities and shareholders' equity	$ 2,240,764			$ 1,756,401		
Net interest rate spread			3.69 %			3.63 %
Net interest income and margin[1]		$ 41,439	3.88 %		$ 32,382	3.84 %

---

[1] Net interest margin is equal to net interest income divided by interest-earning assets.

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

Yield Trend

	For the Quarter Ended				
	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014
Average yield on interest-earning assets:					
Loans, including fees	4.86 %	4.92 %	4.90 %	5.07 %	5.09 %
Securities	1.27	1.51	1.59	1.51	1.60
Other investments	4.56	4.28	3.89	3.59	3.67
Federal funds sold	-	-	-	-	-
Interest-earning deposits in financial institutions	0.28	0.26	0.30	0.26	0.27
Total interest-earning assets	4.27 %	4.35 %	4.36 %	4.41 %	4.43 %
Average rate on interest-bearing liabilities:					
Interest bearing transaction and savings	0.36 %	0.35 %	0.37 %	0.42 %	0.41 %
Certificates and other time deposits	0.97	0.94	0.99	1.15	1.21
Other borrowed funds	0.30	0.24	0.27	0.28	0.25
Total interest-bearing liabilities	0.63 %	0.60 %	0.64 %	0.75 %	0.77 %
Net interest rate spread	3.63 %	3.75 %	3.73 %	3.66 %	3.66 %
Net interest margin [1]	3.84 %	3.93 %	3.92 %	3.90 %	3.87 %

[1]   Net interest margin is equal to net interest income divided by interest-earning assets.

Supplemental Yield Trend

	For the Quarter Ended				
	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014
Average yield on loans, excluding fees [2]	4.47 %	4.50 %	4.48 %	4.63 %	4.57 %
Average cost of interest-bearing deposits	0.64	0.61	0.65	0.76	0.80
Average cost of total deposits, including noninterest-bearing	0.48	0.47	0.50	0.58	0.63

[2]   Average yield on loans, excluding fees is equal to loan interest income divided by average loan principal.

Interest Rate Sensitivity

	Percentage Change in Net Interest Income over a 12-month Horizon as of				
	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014
+200 basis point change in interest rates	22.3 %	19.6 %	19.2 %	20.7 %	17.6 %
+100 basis point change in interest rates	11.9	10.7	10.3	10.7	9.3
No change in interest rates	-	-	-	-	-
-100 basis point change in interest rates	(6.1)	(3.9)	(4.8)	(3.3)	(3.5)

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

Portfolio Composition

	Jun 30, 2015		Mar 31, 2015		Dec 31, 2014		Sep 30, 2014		Jun 30, 2014	
				(Dollars in thousands)						
Period End Balances										
Commercial & industrial	$ 795,483	42.0 %	$ 744,380	41.1 %	$ 788,410	43.8 %	$ 725,583	48.2 %	$ 710,915	49.6 %
Real Estate:										
Owner occupied commercial	176,453	9.3	166,604	9.1	163,592	9.1	132,940	8.8	142,484	9.9
Commercial	383,863	20.3	367,071	20.3	339,006	18.8	308,700	20.5	281,882	19.7
Construction, land & land development	290,469	15.3	273,125	15.1	240,666	13.4	230,259	15.3	188,691	13.2
Residential mortgage	234,026	12.3	249,591	13.8	257,066	14.3	100,818	6.8	104,913	7.3
Consumer and Other	14,448	0.8	10,071	0.6	10,415	0.6	6,698	0.4	4,817	0.3
Total loans held for investment	$ 1,894,742	100.0 %	$ 1,810,842	100.0 %	$ 1,799,155	100.0 %	$ 1,504,998	100.0 %	$ 1,433,702	100.0 %
Deposits:										
Noninterest-bearing	$ 604,073	29.9 %	$ 459,100	23.8 %	$ 431,942	23.4 %	$ 393,567	24.9 %	$ 342,617	22.3 %
Interest-bearing transaction	133,584	6.6	142,442	7.4	134,448	7.3	81,816	5.2	77,836	5.1
Money market	567,613	28.0	607,033	31.4	581,346	31.5	525,726	33.3	502,535	32.7
Savings	56,926	2.8	59,825	3.1	61,637	3.3	31,375	2.0	33,583	2.2
Certificates and other time deposits	662,335	32.7	663,451	34.3	636,340	34.5	545,207	34.6	578,001	37.7
Total deposits	$ 2,024,531	100.0 %	$ 1,931,851	100.0 %	$ 1,845,713	100.0 %	$ 1,577,691	100.0 %	$ 1,534,572	100.0 %
Loan to Deposit Ratio	93.6 %		93.7 %		97.5 %		95.4 %		93.4 %	

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

Asset Quality

	As of and for the Quarter Ended					As of and for the Six Months Ended	
	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
	(Dollars in thousands)						
Nonperforming Assets:							
Nonaccrual loans	$ 4,402	$ 3,789	$ 2,127	$ 2,709	$ 2,141	$ 4,402	$ 2,141
Accruing loans 90 or more days past due	-	7	16	52	604	-	604
Restructured loans—nonaccrual	1,712	3,113	2,717	1,948	6,983	1,712	6,983
Restructured loans—accrual	681	2,390	2,257	3,973	3,999	681	3,999
Total nonperforming loans	6,795	9,299	7,117	8,682	13,727	6,795	13,727
Real estate acquired through foreclosure	4,488	4,863	4,863	4,863	4,863	4,488	4,863
Total nonperforming assets	$ 11,283	$ 14,162	$ 11,980	$ 13,545	$ 18,590	$ 11,283	$ 18,590
Charge-offs:							
Commercial and industrial	$ (1,227)	$ (77)	$ (960)	$ (679)	$ (50)	$ (1,304)	$ (1,288)
Commercial real estate	-	-	-	-	-	-	-
Residential mortgage	-	-	-	-	-	-	-
Other consumer	(12)	(105)	(10)	(2)	(4)	(117)	(1,285)
Total charge-offs	(1,239)	(182)	(970)	(681)	(54)	(1,421)	(2,573)
Recoveries:							
Commercial and industrial	$ 1,163	$ 597	$ 53	$ 10	$ 6	$ 1,760	$ 55
Owner occupied commercial real estate	-	-	-	-	14	-	14
Commercial real estate	-	1	-	-	-	1	1
Residential mortgage	6	12	5	7	5	18	8
Other consumer	15	4	5	1	615	19	616
Total recoveries	1,184	614	63	18	640	1,798	694
Net recoveries (charge-offs)	$ (55)	$ 432	$ (907)	$ (663)	$ 586	$ 377	$ (1,879)
Allowance for loan losses at end of period	$ 18,292	$ 17,542	$ 15,605	$ 15,262	$ 15,705	$ 18,292	$ 15,705
Asset Quality Ratios:							
Nonperforming assets to total assets	0.47 %	0.63 %	0.55 %	0.72 %	1.03 %	0.47 %	1.03 %
Nonperforming loans to total loans	0.36	0.51	0.40	0.58	0.96	0.36	0.96
Total classified assets to total regulatory capital	19.03	10.93	11.65	6.35	9.29	19.03	9.29
Allowance for loan losses to total loans	0.97	0.97	0.87	1.01	1.10	0.97	1.10
Net charge-offs (recoveries) to average loans outstanding	0.00	(0.02)	0.05	0.05	(0.04)	(0.02)	0.13

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

We identify certain financial measures discussed in this release as being "non-GAAP financial measures." In accordance with the SEC's rules, we classify a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles as in effect from time to time in the United States in our statements of income, balance sheet or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios or statistical measures calculated using exclusively either financial measures calculated in accordance with GAAP, operating measures or other measures that are not non-GAAP financial measures or both.

The non-GAAP financial measures that we discuss in this release should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which we calculate the non-GAAP financial measures that we discuss in this release may differ from that of other companies reporting measures with similar names. You should understand how such other banking organizations calculate their financial measures similar or with names similar to the non-GAAP financial measures we have discussed in this release when comparing such non-GAAP financial measures.

Tangible Book Value Per Common Share. Tangible book value is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate: (a) tangible common equity as shareholders' equity less goodwill and core deposit intangibles, net of accumulated amortization; and (b) tangible book value per common share as tangible common equity (as described in clause (a)) divided by shares of common stock outstanding. For tangible book value, the most directly comparable financial measure calculated in accordance with GAAP is our book value.

We believe that this measure is important to many investors in the marketplace who are interested in changes from period to period in book value per common share exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing total book value while not increasing our tangible book value.

The following table reconciles, as of the dates set forth below, total shareholders' equity to tangible common equity and presents our tangible book value per common share compared with our book value per common share:

	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014
			(In thousands, except per share data)		
Tangible Common Equity					
Total shareholders' equity	$ 298,652	$ 293,770	$ 288,405	$ 285,964	$ 208,752
Adjustments:					
Goodwill	30,129	30,129	30,129	15,672	15,672
Core deposit intangibles	3,852	4,000	4,148	800	862
Tangible common equity	$ 264,671	$ 259,641	$ 254,128	$ 269,492	$ 192,218
Common shares outstanding [(1)]	26,270	26,176	26,176	26,171	20,780
Book value per common share [(1)]	$ 11.37	$ 11.22	$ 11.02	$ 10.93	$ 10.05
Tangible book value per common share [(1)]	$ 10.08	$ 9.92	$ 9.71	$ 10.30	$ 9.25

[(1)] Excludes the dilutive effect of common stock issuable upon exercise of outstanding stock options. The number of exercisable options outstanding was 938,927 as of Jun 30, 2015; 1,021,555 as of Mar 31, 2015; 1,020,743 as of Dec 31, 2014; 1,023,072 as of Sep 30, 2014; and 1,006,510 as of Jun 30, 2014.

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

Tangible Common Equity to Tangible Assets. Tangible common equity to tangible assets is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate: (a) tangible common equity as shareholders' equity less goodwill and core deposit intangibles, net of accumulated amortization; (b) tangible assets as total assets less goodwill and core deposit intangibles, net of accumulated amortization; and (c) tangible common equity to tangible assets as tangible common equity (as described in clause (a)) divided by tangible assets (as described in clause (b)). For common equity to tangible assets, the most directly comparable financial measure calculated in accordance with GAAP is total shareholders' equity to total assets.

We believe that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period in common equity and total assets, each exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing both total shareholders' equity and assets while not increasing our tangible common equity or tangible assets.

The following table reconciles, as of the dates set forth below, total shareholders' equity to tangible common equity and total assets to tangible assets and presents our tangible common equity to tangible assets:

	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014
	(Dollars in thousands)				
Tangible Common Equity					
Total shareholders' equity	$ 298,652	$ 293,770	$ 288,405	$ 285,964	$ 208,752
Adjustments:					
Goodwill	30,129	30,129	30,129	15,672	15,672
Core deposit intangibles	3,852	4,000	4,148	800	862
Tangible common equity	$ 264,671	$ 259,641	$ 254,128	$ 269,492	$ 192,218
Tangible Assets					
Total assets	$ 2,408,951	$ 2,252,665	$ 2,196,135	$ 1,876,742	$ 1,807,864
Adjustments:					
Goodwill	30,129	30,129	30,129	15,672	15,672
Core deposit intangibles	3,852	4,000	4,148	800	862
Tangible assets	$ 2,374,970	$ 2,218,536	$ 2,161,858	$ 1,860,270	$ 1,791,330
Tangible Common Equity to Tangible Assets	11.1 %	11.7 %	11.8 %	14.5 %	10.7 %

Allowance for Loan Losses to Total Loans excluding Acquired Loans. The allowance for loan losses to total loans excluding acquired loans is a non-GAAP measure used by management to evaluate the Company's financial condition. Due to the application of purchase accounting, we use this non-GAAP ratio that excludes that impact of these items to evaluate our allowance for loan losses to total loans. We calculate: (a) total loans excluding acquired loans as total loans less the fair value of acquired loans accounted for under ASC topics 310-20 and 310-30; and (b) allowance for loan losses to total loans excluding acquired loans as the allowance for loan losses divided by total loans excluding acquired loans (as described in clause (a)). For allowance for loan losses to total loans excluding acquired loans, the most directly comparable financial measure calculated in accordance with GAAP is allowance for loan losses to total loans.

We believe that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period in the allowance for loan losses to total loans excluding acquired loans. The acquired loans may have a premium or discount associated with them that includes a potential credit loss component with similar characteristics to the allowance for loan losses. This measure reports the allowance for loan loss coverage to only those loans not accounted for pursuant to ASC topics 310-20 and 310-30 which may assist the investor in evaluating the allowance coverage of loans excluding acquired loans.

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

The following table reconciles, as of the dates set forth below, allowance for loan losses to total loans excluding acquired loans:

	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014
	(Dollars in thousands)				
Allowance for loan losses	$ 18,292	$ 17,542	$ 15,605	$ 15,262	$ 15,705
Total loans excluding acquired loans					
Total loans	$ 1,894,742	$ 1,810,842	$ 1,799,155	$ 1,504,998	$ 1,433,702
Less: Fair value of acquired loans accounted for under ASC Topics 310-20 and 310-30	190,815	214,689	238,424	12,366	17,178
Total loans excluding acquired loans	$ 1,703,927	$ 1,596,153	$ 1,560,731	$ 1,492,632	$ 1,416,524
Allowance for loan losses to total loans excluding acquired loans	1.07 %	1.10 %	1.00 %	1.02 %	1.11 %

Allowance for Loan Losses plus Acquired Loan Net Discount to Total Loans adjusted for Acquired Loan Net Discount. Allowance for loan losses plus acquired loan net discount to total loans adjusted for acquired loan net discount is a non-GAAP measure used by management to evaluate the Company's financial condition. We calculate: (a) allowance for loan losses plus acquired loan net discount as allowance for loan losses plus acquired loan net discount, net of accumulated amortization; (b) total loans adjusted for acquired loan net discount as total loans plus acquired loan net discount, net of accumulated amortization; and (c) allowance for loan losses plus acquired loan net discount to total loans adjusted for acquired loan net discount as allowance for loan losses plus acquired loan net discount (as calculated in clause (a)) divided by total loans adjusted for acquired loan net discount (as calculated in clause (b)).

We believe that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period in the allowance for loan losses plus the acquired loan net discount to total loans adjusted for the acquired loan net discount. This measure reports the combined allowance for loan loss and acquired loan net discount (or premium) as a percentage of loans inclusive of the acquired loan net discount (or premium) which may assist the investor in evaluating allowance coverage on loans inclusive of additional discount or premium resulting from purchase accounting adjustments.

The following table reconciles, as of the dates set forth below, allowance for loan losses plus acquired loans net discount to total loans adjusted for acquired loan net discount:

	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014
	(Dollars in thousands)				
Allowance for loan losses plus acquired loan net discount					
Allowance for loan losses at end of period	$ 18,292	$ 17,542	$ 15,605	$ 15,262	$ 15,705
Plus: Net discount on acquired loans	2,771	3,474	4,081	944	1,033
Total allowance plus acquired loan net discount	$ 21,063	$ 21,016	$ 19,686	$ 16,206	$ 16,738
Total loans adjusted for acquired loan net discount					
Total loans	$ 1,894,742	$ 1,810,842	$ 1,799,155	$ 1,504,998	$ 1,433,702
Plus: Net discount on acquired loans	2,771	3,474	4,081	944	1,033
Total loans adjusted for acquired loan net discount	$ 1,897,513	$ 1,814,316	$ 1,803,236	$ 1,505,942	$ 1,434,735
Allowance for loan losses plus acquired loan net discount loans to total loans adjusted for acquired loan net discount	1.11 %	1.16 %	1.09 %	1.08 %	1.17 %

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

Selected Metrics Excluding One-time Acquisition Expenses. The selected metrics excluding one-time acquisition expense are non-GAAP measures used by management to evaluate the Company's performance. We calculate: (a) noninterest expense excluding one-time acquisition expenses as total noninterest expense less the one-time acquisition expenses; (b) net income excluding one-time acquisition expenses as net income less one-time acquisition expenses, net of taxes; (c) diluted earnings per share excluding one-time acquisition expenses as net income excluding one-time acquisition expenses (as calculated in clause (b)) divided by the weighted average diluted shares outstanding; (d) return on average assets excluding one-time acquisition expenses as net income excluding one-time acquisition expenses (as calculated in clause (b)) divided by average total assets; (e) return on average equity excluding one-time acquisition expenses as net income excluding one-time acquisition expenses (as calculated in clause (b)) divided by average total shareholders' equity; and (f) efficiency ratio excluding one-time acquisition expenses as noninterest expense excluding one-time acquisition expenses (as calculated in clause (a)) divided by the sum of net interest income and noninterest income. For noninterest expense excluding one-time acquisition expenses, the most comparable financial measure calculated in accordance with GAAP is noninterest expense. For net income excluding one-time acquisition expenses, the most comparable financial measure calculated in accordance with GAAP is net income. For diluted earnings per share excluding one-time acquisition expenses, the most comparable financial measure calculated in accordance with GAAP is diluted earnings per share. For return on average assets excluding one-time acquisition expenses, the most comparable financial measure calculated in accordance with GAAP is return on average assets. For return on average equity excluding one-time acquisition expenses, the most comparable financial measure calculated in accordance with GAAP is return on average equity. For the efficiency ratio excluding one-time acquisition expenses, the most comparable financial measure calculated in accordance with GAAP is the efficiency ratio.

We believe that these measures are important to many investors in the marketplace who are interested in changes from period to period in noninterest expense, net income, diluted earnings per share, return on average assets, return on average equity and efficiency ratio with the exclusion of one-time acquisition expenses.

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

The following table reconciles, as of the dates set forth below, the selected metrics excluding one-time acquisition expenses:

		For the Quarter Ended									For the Six Months Ended		
		Jun 30, 2015		Mar 31, 2015		Dec 31, 2014		Sep 30, 2014		Jun 30, 2014		Jun 30, 2015	Jun 30, 2014
		(In thousands, except per share data)											
Noninterest Expense Excluding One-time Acquisition Expenses													
Total noninterest expense	$	16,578	$	13,756	$	17,880	$	12,560	$	11,396	$	30,334	$ 21,993
Less: One-time acquisition expenses		1,996		226		4,290		429		507		2,222	507
Noninterest expense excluding one-time acquisition expenses	$	14,582	$	13,530	$	13,590	$	12,131	$	10,889	$	28,112	$ 21,486
Net Income Excluding One-time Acquisition Expenses													
Net Income	$	4,138	$	4,649	$	2,047	$	4,533	$	4,674	$	8,787	$ 8,162
Plus: One-time acquisition expenses, net of taxes		1,297		147		2,788		279		330		1,444	330
Net income excluding one-time acquisition expenses	$	5,435	$	4,796	$	4,835	$	4,812	$	5,004	$	10,231	$ 8,492
Weighted average diluted shares outstanding		26,518		26,359		26,592		23,102		20,936		26,445	20,921
Diluted earnings per share	$	0.16	$	0.18	$	0.08	$	0.20	$	0.22	$	0.33	$ 0.39
Diluted earnings per share, excluding one-time acquisition expenses		0.20		0.18		0.18		0.21		0.24		0.39	0.41
Average Total Assets		$ 2,273,297		$ 2,207,869		$ 2,134,814		$ 1,841,226		$ 1,783,967		$ 2,240,764	$ 1,756,401
Return on average assets		0.73 %		0.85 %		0.38 %		0.98 %		1.05 %		0.79 %	0.94 %
Return on average assets, excluding one-time acquisition expenses		0.96		0.88		0.90		1.04		1.13		0.92	0.97
Average Common Shareholders' equity	$	296,259	$	291,674	$	286,660	$	237,238	$	205,567	$	293,979	$ 203,305
Return on average equity		5.60 %		6.46 %		2.83 %		7.58 %		9.12 %		6.03 %	8.10 %
Return on average equity, excluding one-time acquisition expenses		7.36		6.67		6.69		8.05		9.76		7.02	8.42
Net interest income	$	20,923	$	20,516	$	20,283	$	17,512	$	16,706	$	41,439	$ 32,382
Noninterest Income	$	2,955	$	2,085	$	2,137	$	2,334	$	1,978	$	5,040	$ 3,585
Efficiency ratio		69.43 %		60.86 %		79.75 %		63.29 %		60.99 %		65.26 %	61.15 %
Efficiency ratio, excluding one-time acquisition expenses		61.07		59.86		60.62		61.13		58.28		60.48	59.74